Ballard Power Systems Inc.

News Release

Ballard-Powered Citaro Fuel Cell Buses Surpass One Million Kilometers of Service

For Immediate Release – October 20, 2005

Vancouver, Canada – Ballard Power Systems (TSX: BLD, Nasdaq: BLDP) today announced that the fleet of 33 Mercedes-Benz Citaro fuel cell buses currently operating in Europe, Iceland and Australia has surpassed one million kilometers of service. The buses, which are powered by Ballard fuel cells, have been on the road since late 2003 as part of the Clean Urban Transport for Europe (CUTE), Ecological City Transport System (ECTOS) and STEP (Sustainable Transport Energy for Perth (STEP) programs.

“Our congratulations go to our Alliance partner, DaimlerChrysler AG, on reaching this record-breaking one-million kilometer milestone,” said Noordin Nanji, Ballard’s Vice President, Marketing & Business Development. “We are delighted that the strong performance of Ballard’s fuel cell technology has contributed to the success of these fuel cell bus demonstration programs.”

Ballard’s fuel cells have proven themselves in a variety of terrains and environments over the duration of the demonstrations. Of the 33 buses in operation, 17 have exceeded 2,000 hours of operation, 10 have exceeded 2,500 hours, and one has exceeded 3,000 hours. The buses have carried more than four million passengers.

In addition to powering the CUTE, ECTOS and STEP programs, Ballard fuel cells are also powering three Gillig-built fuel cells buses in Santa Clara, California. An additional three Ballard fuel cell-powered Mercedes-Benz Citaro buses are expected to enter service on the streets of Beijing, China, before the end of this year.

To learn more about Ballard’s participation in demonstration programs, visit:
http://www.ballard.com/be_informed/fuel_cell_technology/demonstration_programs#

About Ballard

Ballard Power Systems is recognized as the world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

For further information, or to arrange an interview with a Ballard spokesperson, please call Michelle Cormack or Rebecca Young at 604-454-0900. Ballard and the Ballard logo are registered trademarks of Ballard Power Systems Inc.